TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD
QUARTER 2015 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 12, 2015 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three and nine months ended September 30, 2015. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the periods ended September 30, 2015 and 2014, are available on TransGlobe's website at www.trans-globe.com.

ø	Third quarter production averaged 14,683 Bopd (13,620 Bopd sales);

ø	Completed the third direct sale of TransGlobe's crude oil entitlement production to a third party buyer on September 21, 2015;

ø
Negative third quarter funds flow of $1.5 million (Had all of the Company's entitlement oil been sold in the quarter at the average realized price for Q3-2015, positive funds flow of approximately $1.7 million would have been achieved);

ø	Held 350,869 barrels of entitlement crude production in inventory at quarter-end (valued at cost);

ø	Third quarter net loss of $46.6 million (includes a $63.1 million impairment loss and a $24.4 million deferred tax recovery);

ø	Spent $3.6 million on exploration and development during the quarter;

ø	Ended the quarter with $126.9 million in cash and cash equivalents; positive working capital of $166.2 million or $100.5 million net of debt (including convertible debentures);

ø	Collected $42.6 million in accounts receivable from the Egyptian Government during the quarter;

ø	Paid quarterly dividend of $0.05 per share ($3.6 million) on September 30, 2015;

ø	Approved fourth quarter dividend of $0.025 per share, which will be paid on December 31, 2015; and

ø	Repurchased 833,802 common shares under the normal course issuer bid during the quarter.

A conference call to discuss TransGlobe’s 2015 third quarter results presented in this news release will be held Thursday, November 12, 2015 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2218 or toll free at 866-225-0198. The webcast may be accessed at http://www.gowebcasting.com/6871.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2015	2014	% Change	2015	2014	% Change
Oil revenue	49,307	123,317	(60)	166,205	420,665	(60)
Oil revenue, net of royalties	24,700	67,848	(64)	88,233	222,254	(60)
Derivative gain (loss) on commodity contracts	—	—	—	(688)	—	—
Production and operating expense	16,380	18,245	(10)	46,033	56,848	(19)
Selling costs	660	—	—	4,557	—	—
General and administrative expense	3,492	7,715	(55)	17,429	21,567	(19)
Depletion, depreciation and amortization expense	13,439	11,666	15	37,360	37,064	1
Income taxes	(17,809)	14,720	(221)	(11,870)	51,862	(123)
Funds flow from operations*	(1,497)	28,885	(105)	2,206	104,557	(98)
Basic per share	(0.02)	0.38		0.03	1.40
Diluted per share	(0.02)	0.35		0.03	1.27
Net earnings	(46,568)	19,162	(343)	(70,345)	62,053	(213)
Net earnings - diluted	(54,159)	14,934	(463)	(70,345)	61,746	(214)
Basic per share	(0.64)	0.26		(0.95)	0.83
Diluted per share	(0.68)	0.18		(0.95)	0.75
Capital expenditures	3,587	26,012	(86)	40,025	57,867	(31)
Dividends paid	3,594	3,761	194	11,060	14,990	(26)
Dividends paid per share	0.05	0.05	—	0.15	0.20	(25)
Working capital	166,217	269,064	(38)	166,217	269,064	(38)
Convertible debentures	65,682	83,229	(21)	65,682	83,229	(21)
Common shares outstanding
Basic (weighted-average)	72,302	75,068	(4)	73,923	74,799	(1)
Diluted (weighted-average)	79,385	82,402	(4)	73,923	82,279	(10)
Total assets	501,808	720,306	(30)	501,808	720,306	(30)
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	14,683	15,108	(3)	14,877	16,418	(9)
Average sales volumes (Bopd)	13,620	15,131	(10)	13,585	16,505	(18)
Average price ($ per Bbl)	39.35	88.59	(56)	44.82	93.36	(52)
Operating expense ($ per Bbl)	13.07	13.11	—	12.41	12.62	(2)

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 14,683 barrels of oil per day (“Bopd”) during the quarter, which is a slight decrease from Q2-2015 production of 15,064 Bopd.
Interpretation of the Eastern Desert's (North West, South West and South East Gharib concessions, “NWG”, “SWG” & “SEG”) newly acquired 1,000 square kilometers of 3-D seismic data was substantially completed during the third quarter. The Company has approved a 2016 drilling program to drill and evaluate up to 22 prospects in the Eastern Desert that will satisfy the entire remaining commitments of Phase 1 exploration in these blocks. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. Permitting commenced in the third quarter of 2015 and it is anticipated that exploration drilling will commence in the second quarter of 2016 with two drilling rigs dedicated to the program. This 2016 exploration drilling program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis respectively). As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production to begin 2016-2017.
The Company completed the acquisition of 408 square kilometers of 3-D seismic on the South Ghazalat concession in the Western Desert during the second quarter. This seismic data was processed during the third quarter and mapping/interpretation has commenced. The Company is targeting to have a drill ready prospect inventory prepared for South Ghazalat during 2016.
TransGlobe completed the sale of Egyptian crude production to a third party buyer on September 21, 2015 and payment was received in full on October 21, 2015. This is the Company's third direct sale of Egyptian crude. The Company is in discussions with EGPC regarding a lifting in the fourth quarter and the 2016 lifting schedule.
Dated Brent oil prices averaged $47.62 per barrel in September 2015. Ras Gharib crude is sold at a quality discount to Dated Brent and the Company received a blend price of $39.35 during the quarter. The Company had funds flow of negative $1.5 million and ended the quarter with positive working capital of $166.2 million or $100.5 million net of debt (including the convertible debentures). The Company collected $42.6 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $48.4 million as at September 30, 2015 ($29.9 million of which was due from EGPC).
The Company's crude oil inventory in West Bakr increased from zero to 214,634 barrels, and in West Gharib decreased from 253,771 barrels to 136,235 barrels. Had the full entitlement oil been sold in the quarter, the increase in funds flow net of the funds flow generated by West Gharib opening inventory would have been approximately $3.2 million using Q3-2015 realized pricing.
The Company experienced a net loss in the quarter of $46.6 million, which includes a $63.1 million impairment loss on the Company's petroleum properties and goodwill, a corresponding deferred tax recovery of $24.4 million and a $3.8 million non-cash unrealized gain on convertible debentures. The $3.8 million gain represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures. The Company has achieved substantial reductions in operating costs and general and administrative expenses as compared to 2014 and to budget as a result of ongoing cost reduction initiatives.
The Company paid a dividend of $0.05 per share on September 30, 2015, and has approved a $0.025 per share dividend for the fourth quarter, which will be paid on December 31, 2015. In addition, the Company initiated a normal course issuer bid for its common shares on March 26, 2015. During the third quarter, the Company repurchased 833,802 common shares. In total the Company has now repurchased over 4% of its shares that were issued and outstanding at the beginning of the year.
Subsequent to the end of the third quarter, TransGlobe sold its working interest in the East Ghazalat concession in Egypt, along with its working interests in the Block S-1 and Block 75 concessions in Yemen. The combined negative impact of these concessions on funds flow was approximately $6.4 million per year when Block S-1 was not producing.
TransGlobe remains in a strong financial position and is well positioned to weather the downturn in world oil prices. TransGlobe's management will continue to steward capital programs, focus on cost reductions and maintain a strong balance sheet through 2015 and beyond. In addition, management will continue to seek out opportunities to grow the Company and diversify our risk so that we will be well positioned to prosper in the long term.

2016 CAPITAL GUIDANCE
The Company’s 2016 Capital program of $41 million (before capitalized G&A) represents a 4% decrease from the expected 2015 spend of $42.9 million.
The 2016 program has $22.3 million (54%) allocated to Exploration and $18.7 million (46%) to Development. The $22.3 million exploration program includes $20.9 million for drilling up to 22 wells in the Eastern Desert with an additional $0.4 million for seismic acquisition in the Western Desert and $1.0 million for annual land costs. The $18.7 million 2016 development program includes: $4.5 million for three development wells in West Bakr K south field, $2.5 million for three development projects at NWG (NWG 1, 3 & 5) plus $4.6 million for development/optimization projects and $7.1 million for maintenance projects at West Gharib and West Bakr.
The approved 2016 Capital program is summarized in the following table:

Concession	TransGlobe 2016 Capital ($MM)							Gross Well Count
	Development			Exploration			Total	(Wells)
	Wells	Maint	Projects	Wells	Bonus	Seismic		Devel	Explor	Total
West Gharib	—	3.5	2.5	—	—	—	6.0	—	—	—
West Bakr	4.5	3.6	2.1	—	—	—	10.2	3	—	3
NW Gharib	—	—	2.5	11.6	0.2	—	14.3	—	13	13
SW Gharib	—	—	—	6.8	0.2	—	7.0	—	6	6
SE Gharib	—	—	—	2.5	0.2	—	2.7	—	3	3
South Ghazalat	—	—	—	—	0.2	—	0.2	—	—	—
NW Sitra	—	—	—	—	0.2	0.4	0.6	—	—	—
2016 Total	$4.5	$7.1	$7.1	$20.9	$1.0	$0.4	$41.0	3	22	25
Splits (%)	46%			54%			100%	12%	88%	100%

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Production
Production from West Gharib averaged 8,520 Bopd to TransGlobe during the third quarter, a 6% (511 Bopd) decrease from the previous quarter due to natural declines and well servicing.
Production averaged 8,553 Bopd in October.

Sales
TransGlobe lifted 511,648 barrels of Ras Gharib blend on September 21, 2015 which were marketed and sold during the third quarter. The lifting was comprised entirely of West Gharib entitlement oil. As at the end of the third quarter, TransGlobe held 136,235 barrels of West Gharib entitlement oil as inventory which is scheduled to be lifted and sold in the fourth quarter.

Quarterly West Gharib Production (Bopd)	2015			2014
	Q-3	Q-2	Q-1	Q-4
Gross production rate	8,520	9,031	9,258	8,440
TransGlobe working interest	8,520	9,031	9,258	8,440
TransGlobe inventory held (lifted)	(1,278)	2,789	—	—
Total sales	9,798	6,242	9,258	8,440
Government share (royalties and tax)	4,237	4,496	4,611	4,175
TransGlobe sales (after royalties and tax) *	5,561	1,746	4,647	4,265
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Production
Production from West Bakr averaged 5,760 Bopd to TransGlobe during the third quarter, a 3% (168 Bopd) increase from the previous quarter.

Production averaged 5,330 Bopd in October.

Sales
The Company's third quarter lifting of 511,648 barrels of Ras Gharib blend did not include any West Bakr entitlement oil. As such, all West Bakr entitlement oil produced during the quarter (214,634 barrels) was held as inventory at quarter end.

Quarterly West Bakr Production (Bopd)	2015			2014
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,760	5,592	4,931	5,963
TransGlobe working interest	5,760	5,592	4,931	5,963
TransGlobe inventory held (lifted)	2,333	(1,975)	1,997	—
Total sales	3,427	7,567	2,934	5,963
Government share (royalties and tax)	3,427	3,327	2,934	3,691
TransGlobe sales (after royalties and tax) *	—	4,240	—	2,272
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
Interpretation of the Eastern Desert (North West, South West and South East Gharib concessions, “NWG”, “SWG” & “SEG”) newly acquired 1,000 square kilometers of 3-D seismic data was substantially completed during the third quarter. The Company has approved a 2016 drilling program to drill and evaluate up to 22 prospects in the Eastern Desert that will satisfy the entire remaining commitments for Phase 1 exploration in these blocks. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. Permitting commenced in the third quarter of 2015 and it is anticipated that exploration drilling will commence in the second quarter of 2016 with two drilling rigs dedicated to the program. This 2016 exploration drilling program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis, respectively). As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production to begin 2016-2017.
WESTERN DESERT

East Ghazalat, Arab Republic of Egypt (50% working interest)
The Company sold its 50% working interest in the East Ghazalat concession in a transaction that closed on October 13, 2015.
Production
Production from the Safwa field averaged 803 Bopd (402 Bopd to TransGlobe) during the third quarter, a 40 Bopd (9%) decrease to TransGlobe from the previous quarter. TransGlobe sold its third quarter entitlement share of production (after royalties and tax) to EGPC.

Quarterly East Ghazalat Production (Bopd)	2015			2014
	Q-3	Q-2	Q-1	Q-4
Gross production rate	803	884	1,028	1,115
TransGlobe working interest	402	442	514	558
Total sales	402	442	514	558
Government share (royalties and tax)	244	265	308	335
TransGlobe sales (after royalties and tax) *	158	177	206	223
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The South Alamein concession remains suspended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The South Alamein concession lands include the Boraq discovery and several exploration prospects of interest. The Company and the Ministry of Petroleum are working together to find solutions to obtain access to the concession area.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of 408 square kilometers of 3-D seismic on the South Ghazalat concession during the second quarter. This seismic data was processed during the third quarter and mapping/interpretation has commenced. The Company is targeting to have a drill ready prospect inventory prepared for South Ghazalat during 2016.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
The NW Sitra concession is located in the Western Desert immediately to the west of the Company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company began work on the NW Sitra 3-D seismic acquisition program and the tender process during the quarter. It is expected that the 300+ square kilometer 3-D seismic program will go to tender in early 2016, targeting a 2016 acquisition.
REPUBLIC OF YEMEN (Non-operated)
Subsequent to the end of the quarter the Company sold its interest in Block S-1 and Block 75. All operations in Block S-1 and Block 75 have been suspended since Q1-2014 due to the escalating political strife in Yemen. The Company could not foresee a timely resolution to these unfortunate circumstances and determined an exit was prudent.
The Company wrote down its Yemen asset values to zero at year-end 2014. The Company no longer owns any interests in Yemen.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2015			2014				2013
(000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Average production volumes (Bopd)	14,683	15,064	14,886	15,172	15,109	16,112	18,067	18,519

Inventory volumes (Bbl)	350,869	253,325	179,730	—	13,025	4,500	49,103	37,326
Average sales volumes (Bopd)	13,620	14,251	12,876	15,139	15,132	16,485	17,932	18,213
Average price ($/Bbl)	39.35	48.31	46.82	66.41	88.59	96.14	94.89	96.10
Oil sales	49,307	62,647	54,251	92,488	123,317	144,208	153,140	161,035
Oil sales, net of royalties	24,700	33,960	29,573	52,340	67,848	76,040	78,366	81,196
Cash flow from operating activities	28,741	24,323	18,048	113,422	(3,123)	33,467	3,211	109,226
Funds flow from operations*	(1,497)	6,991	(3,288)	15,932	28,885	43,185	32,487	36,743
Funds flow from operations per share
- Basic	(0.02)	0.09	(0.04)	0.21	0.38	0.58	0.44	0.49
- Diluted	(0.02)	0.09	(0.04)	0.19	0.35	0.57	0.43	0.49
Net earnings (loss)	(46,568)	(12,580)	(11,197)	(50,571)	19,162	26,199	16,692	6,893
Net earnings (loss) - diluted	(54,159)	(12,580)	(13,577)	(63,384)	14,934	26,199	16,692	6,893
Net earnings per share
- Basic	(0.64)	(0.17)	(0.15)	(0.67)	0.26	0.35	0.22	0.09
- Diluted	(0.68)	(0.17)	(0.17)	(0.77)	0.18	0.35	0.22	0.09
Dividends paid	3,594	3,703	3,763	3,762	3,761	11,229	—	—
Dividends paid per share	0.05	0.05	0.05	0.05	0.05	0.15	—	—

Total assets	501,808	599,744	614,345	654,058	720,306	705,859	692,341	675,800
Cash and cash equivalents	126,874	122,961	126,101	140,390	77,939	110,057	107,607	122,092
Convertible debentures	65,682	74,421	65,511	69,093	83,229	88,814	87,765	87,539
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

During the third quarter of 2015, TransGlobe:

•	Maintained a strong financial position, reporting positive working capital of $166.2 million (including cash and cash equivalents of $126.9 million) at September 30, 2015;

•	Bought back 833,802 common shares through a normal course issuer bid and paid a quarterly dividend of $3.6 million ($0.05/share);

•
Reported a net loss of $46.6 million, which includes a $63.1 million non-cash impairment loss on the Company's petroleum properties and goodwill, along with an associated deferred tax recovery of $24.4 million;

•	Experienced an decrease in oil sales compared to Q2-2015 primarily as a result of a 19% decrease in realized oil prices along with a slight reduction in sales volumes during the third quarter; and

•
Recorded negative funds flow from operations of $1.5 million. The Company now directly sells the majority of its entitlement oil production in Egypt, and the timing of cargo liftings has a direct impact to funds flow in any given period. As at the end of the third quarter, TransGlobe held 136,235 barrels of West Gharib and 214,634 barrels of West Bakr entitlement oil as inventory. Had all entitlement oil produced during the quarter been sold at Q3-2015 realized pricing, funds flow for the quarter would have been approximately $1.7 million.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Egypt	14,683	14,898	14,817	16,038
Yemen	—	211	60	379
Total Company	14,683	15,109	14,877	16,417

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Egypt	13,620	14,898	13,529	16,038
Yemen	—	234	56	467
Total Company	13,620	15,132	13,585	16,505

Netback

Accounting netback
	Nine Months Ended September 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	20,499	5.56	111,917	25.56
Yemen	(3,821)	(249.93)	742	5.83
Consolidated	16,678	4.50	112,659	25.00
1.
The Company achieved the netbacks above on sold barrels of oil in the nine months ended September 30, 2015 and September 30, 2014 (these figures do not include TransGlobe entitlement barrels held as inventory at September 30, 2015).

	Three months ended September 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	2,000	1.59	35,120	25.63
Yemen	(883)	—	(267)	(12.41)
Consolidated	1,117	0.89	34,853	25.04
1.
The Company achieved the netbacks above on sold barrels of oil in the three months ended September 30, 2015 and September 30, 2014 (these figures include TransGlobe entitlement barrels produced in prior periods and sold in the current quarter, and do not include TransGlobe entitlement barrels held as inventory at September 30, 2015).

Notional netback
	Nine Months Ended September 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	32,454	8.02	111,917	25.56
Yemen	(3,821)	(249.93)	742	5.83
Consolidated	28,633	7.06	112,659	25.00
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended September 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Egypt	5,121	3.79	35,120	25.63
Yemen	(883)	—	(267)	(12.41)
Consolidated	4,238	3.14	34,853	25.04
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Egypt - accounting netback
	Nine Months Ended September 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	165,595	44.84	407,066	92.97
Royalties	78,341	21.21	195,496	44.65
Current taxes	20,923	5.66	51,749	11.82
Production and operating expenses	41,275	11.18	47,904	10.94
Selling costs	4,557	1.23	—	—
Netback	20,499	5.56	111,917	25.56

	Three months ended September 30
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	49,307	39.35	121,102	88.36
Royalties	24,607	19.64	55,774	40.69
Current taxes	6,543	5.22	14,596	10.65
Production and operating expenses	15,497	12.37	15,612	11.39
Selling costs	660	0.53	—	—
Netback	2,000	1.59	35,120	25.63
The netback per Bbl in Egypt decreased 94% and 78%, respectively, in the three and nine months ended September 30, 2015 compared with the same periods of 2014. The decreased netbacks were principally the result of a reduction in realized oil prices of 55% and 52%, respectively, in the three and nine months ended September 30, 2015 compared with the same periods of 2014.
Production and operating expenses decreased by $0.1 million from Q3-2014 to Q3-2015, however, the per Bbl cost was driven upward as a result of a 9% and 16% decrease in sales volumes, respectively, in the three and nine months ended September 30, 2015. Also contributing to the reduction in netback per Bbl were selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. TransGlobe completed three direct sales of crude oil to third party buyers during the nine months ended September 30, 2015 (one lifting per quarter). The Q1-2015 lifting was sold CIF (cost, insurance and freight) destination, resulting in significantly higher selling costs in the first quarter, whereas the Q2-2015 and Q3-2015 liftings were sold FOB shipping point.
The Company completed its third direct crude sale to a third party buyer during the third quarter of 2015, which consisted entirely of West Gharib crude. As at September 30, 2015, the Company held 214,634 barrels of West Bakr crude and 136,235 barrels of West Gharib crude as product inventory. If TransGlobe had sold all entitlement crude produced at average realized pricing for the first nine months of 2015, the total netback for Egypt would have been approximately $32.5 million ($8.02 per Bbl) for the nine months ended September 30, 2015.
Royalties and taxes as a percentage of revenue were 63% and 60%, respectively, for the three and nine months ended September 30, 2015 compared with 58% and 61%, respectively, for the same periods of 2014. If all crude oil had been sold in the period in which it was produced for the first nine months of 2015, royalties and taxes as a percentage of revenue would have been 59% and 55%, respectively, for the three and nine months ended September 30, 2015. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government.
The average selling price during the three months ended September 30, 2015 was $39.35/Bbl, which was $10.90/Bbl lower than the average Dated Brent oil price of $50.25/Bbl for the period (Q3-2014 $101.82/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale, specifically the Q3-2015 lifting which was sold based on the September average Dated Brent price of $47.62/Bbl.

Egypt - notional netback
	Nine Months Ended September 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	181,380	44.84	407,066	92.97
Royalties	78,341	19.37	195,496	44.65
Current taxes	20,923	5.17	51,749	11.82
Production and operating expenses	44,687	11.05	47,904	10.94
Selling costs	4,975	1.23	—	—
Netback	32,454	8.02	111,917	25.56
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

	Three months ended September 30
	2015		2014
(000s, except per Bbl amounts)(1)	$	$/Bbl	$	$/Bbl
Oil sales	53,155	39.35	121,102	88.36
Royalties	24,607	18.22	55,774	40.69
Current taxes	6,543	4.84	14,596	10.65
Production and operating expenses	16,168	11.97	15,612	11.39
Selling costs	716	0.53	—	—
Netback	5,121	3.79	35,120	25.63
1.
It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the first nine months of the year, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $249.93 in Yemen for the nine months ended September 30, 2015. There were no sales in Yemen for the three months ended September 30, 2015.
Subsequent to the end of the quarter the Company disposed of its last remaining interests (25% interest in Blocks S-1 and 75) in Yemen.
IMPAIRMENT LOSSES
The Company recorded an impairment loss of $54.9 million on its petroleum properties during the third quarter of 2015. The impairment loss was split between the West Gharib concession ($28.6 million), the West Bakr concession ($23.1 million) and the East Ghazalat concession ($3.2 million). The respective impairment losses were recorded to reduce the carrying value of the assets to their recoverable amounts, which were generally estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to the continued decline in oil prices throughout 2015.
The Company also recorded an $8.2 million impairment loss on its goodwill during the third quarter. This impairment loss reduces the carrying value of goodwill to zero. The after-tax cash flows used to determine the recoverable amount of the cash-generating unit to which goodwill was assigned were discounted using an estimated weighted average cost of capital of 15%.
MANAGEMENT STRATEGY AND OUTLOOK
The Q4-2015 outlook provides information as to management’s expectation for results of operations for Q4-2015. Readers are cautioned that the Q4-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
Q4-2015 Outlook
It is expected that Q4-2015 production will average approximately 13,800 Bopd.  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the market price of crude in the period in which it is sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
TransGlobe lifted 511,648 barrels of Ras Gharib blend on September 21, 2015 which were marketed and sold during the third quarter. The lifting was comprised of West Gharib entitlement oil and did not include any West Bakr entitlement oil. As at the end of the third quarter, TransGlobe held 136,235 barrels of West Gharib and 214,634 barrels of West Bakr entitlement oil as inventory which is expected to be lifted and sold in the fourth quarter.
To the end of Q3-2015 the Company had spent $40.0 million on capital expenditures (inclusive of capitalized overhead). The focus for the fourth quarter of 2015 will be on finalizing the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt and interpretation of the recently completed 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert. No wells were drilled during the third quarter and there are currently no plans for any further drilling activities for the remainder of the year. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com